CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the quarter ended July 31, 2005 should be read in conjunction with the July 31, 2005 consolidated interim financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is September 23, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company completed its latest drilling program at its 100% owned Robertson Property, located in eastern Lander County, NV. The purpose of the drilling was to expand the 39A Zone indicated mineral resource, test below the Gold Pan resource for deep 39A-type mineralization and assess the “distal target” area to host possible new mineral resources.

The drilling program began June 15, 2005 and was completed August 10, 2005, and consisted of 12 vertical reverse-circulation drill holes, CR05-1 through CR05-12, totaling 10,540 ft. Depth of the holes ranged from 500-ft- to 1,200-ft-deep. All twelve holes returned ore-grade intervals (using a 0.01 oz Au/t cutoff grade) ranging in thickness from 10 ft to 150 ft. A summary of assay results is presented below in Table 1.

Two holes, CR05-1 and CR05-2, were aimed at assessing the potential westward extension of stratiform 39A-type mineralization in to the so-called “distal target” area, located approximately 1,500 ft northwest of the 39A Zone. Both holes were completed to a depth of 1,200 ft. This mineralized area is currently defined by six widely spaced RC holes covering an area roughly 2,000 ft in a northwesterly direction by 900 ft in a southwesterly direction. Within this zone, the best results were returned by hole AT-3, which cut 75 ft averaging 0.061 oz Au/t, from 845 ft, followed by 50 ft averaging 0.02 oz Au/t, from 940 ft, and 20 ft averaging 0.082 oz Au/t, from 1,120 ft. Hole CR05-1 was collared 200 ft west of and 50 ft above AT-3 and CR05-2 was collared 200 ft NNW of and 50 ft above AT-3. Beginning at a depth of 945 ft, CR05-1 intersected an 80-ft-thick interval that averaged 0.110 oz Au/t, including 25 ft averaging 0.262 oz Au/t, from 950 ft. Hole CR05-2 encountered a 150-ft-thick zone that averaged 0.059 oz Au/t, including 80 ft averaging 0.085 oz Au/t, from 905 ft. Within the higher grade portion of the intercept was 35 ft averaging 0.128 oz Au/t. Mineralization in both holes, as well as in AT-3, is hosted by retrograde-altered calc-silicate and quartz hornfels strata.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Six holes totaling 4,250 ft were drilled in the immediate vicinity of the current 39A Zone indicated mineral resource. Four of these holes, CR05-3 through CR05-6, were drilled in the southern portion of the zone and two holes, CR05-7 and CR05-8, were completed along the suspected northern projection of 39A mineralization. Two step-out holes, CR05-3 and CR05-8, expanded the zone about 100 ft to the southeast and at least 200 ft to the north, respectively. Hole CR05-3, which offset high-grade intercepts in existing holes 99413 and AT-64 to the east, encountered a 90-ft-thick zone that averaged 0.069 oz Au/t, starting at 375 ft. Within this interval, is a 60-ft-thick zone that averages 0.098 oz Au/t, from 385 ft. Hole CR05-8 was collared along the projected northward trend of the 39A Zone over 400 ft north of previous high-grade intercepts. Starting at 785 ft, the hole returned 75 ft that averaged 0.069 oz Au/t, including 20 ft averaging 0.181 oz Au/t, from 785 ft. Mineralization cut by these holes is hosted by strongly retrograde-altered biotite, calc-silicate and quartz hornfels and remains open for potentially significant expansion both to the southeast and north.

In the Gold Pan Zone, holes CR05-9 through CR05-12 were collared roughly 400 ft apart in an area 500-1,000 ft east of the 39A Zone, to test the potential for deep 39A-type mineralization beneath the near-surface mineral resource. These holes were located at possible structural intersections that appear to exert control on the distribution of near-surface gold. Three of the holes encountered strong retrograde alteration at the projected depth where the stratiform 39A-type mineralization was expected. Beginning at about 1,040 ft and continuing to 1,150 ft, hole CR05-12 encountered very strongly developed retrograde alteration containing 2 to 60 percent replacement and veinlet sulfides. Starting at 1,055 ft, the hole intersected 95 ft averaging 0.019 oz Au/t, including 65 ft averaging 0.023 oz Au/t. Gold values up to 0.083 oz/t are associated with semi-massive sulfide layers.

The 2005 drilling identified much stronger mineralization than previously encountered in the “distal target” area suggesting excellent potential for developing new mineral resources in this area with additional drilling. In the 39A Zone, drilling indicates that the southern portion remains open for limited expansion to the southeast. However, results from drilling at the extreme north end of the zone suggests good potential for discovering additional higher grade resources in that area with continued drilling. Results from three of the four wide spaced drill holes collared in the near surface Gold Pan mineral resource, identified a widespread zone of strongly developed retrograde alteration carrying local ore-grade gold values at depths (850-1,045 ft) where the 39A zone was projected to be. In addition, the zone of mineralization and/or alteration is coincident with a series of close-spaced sills that apparently fill a low-angle structural zone that dips gently northward. This may be the principal “feeder structure” for the 39A Zone. Drilling in the “deep” Gold Pan zone has provided clear evidence that 39A-type mineralization is present and remains an excellent exploration target for the discovery of new mineral resources. In view of these encouraging results, the Company is planning additional drilling.

During the quarter, the Company arranged the purchase of 1,092,959 shares of Marcus Corporation (“Marcus”), representing 77% of the total issued shares of Marcus. Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

In consideration of the acquisition, the Company will issue one common share of the Company for every four (4) common shares of Marcus, for a total of 273,240 common shares of the Company. In addition, each tendering Marcus shareholder will receive a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two (2) shares of the Company received on the share exchange.

The acquisition of Marcus will be subject to the receipt of all required regulatory approvals.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Norma Sass Property

Agnico-Eagle (USA) Ltd. commenced drilling on the Norma-Sass property in May 2005. The Company holds a 2/3 leasehold interest and Levon Resources Ltd. (“Levon”) holds a 1/3 leasehold interest in the Norma Sass property located in Lander County, Nevada.

In January 2005, the Company assigned and sub-leased the property and granted a mining lease to Agnico-Eagle (USA) Ltd., a subsidiary of Agnico-Eagle Mines Ltd. Under terms of the agreement, Agnico-Eagle (USA) is committed to 13,000 ft of drilling on the Norma Sass property.

The property consists of 37 unpatented lode claims situated approximately one-half mile south of the Gold Acres open pit gold mine owned by Cortez Gold Mines, Inc. Prior drilling by Levon on the Norma Sass property returned a number of significant gold intercepts hosted by variably altered lower plate Devonian Wenban Limestone. In 1995, Levon completed eight vertical RC holes ranging in depth from 700 ft to 1,280 ft and totaling 8,295 ft. All of the holes encountered gold values exceeding 0.01 oz Au/t over intervals ranging from 5-ft- to 130-ft-thick. Using a 0.01 oz Au/t cutoff grade, the best drill intercepts were returned in holes NS95-1 (70’/0.024 oz Au/t from 180 ft, followed by 130’/0.024 oz Au/t from 260 ft), NS95-3 (60’/0.027 oz Au/t from 470 ft) NS95-4 (50’/0.021 oz Au/t from 350 ft) and NS95-8 (40’/0.030 oz Au/t from 490 ft). The Levon drilling was supervised by C. J. Sampson, P. Eng., a qualified person pursuant to National Instrument 43-101.

Gold mineralization at Gold Acres occurs in a low-angle shear zone developed in carbonate strata of the Silurian Roberts Mountains Fm that dips southward toward the Norma Sass property. The highest gold grades at Gold Acres occur where the low-angle shear zone is intersected by a series of northeast-striking high-angle normal faults. The high-angle faults also extend on to the Norma Sass property. These structural features, together with the gold-bearing drill intercepts and presence of favorable host rocks, suggest potential for discovery of higher grade gold hosted by sheared Roberts Mountains Fm at depths of less than 2,000 ft on the Norma Sass property.

Our exploration agreement with Agnico-Eagle Mines Limited on the Norma Sass property has completed three drill holes and assays are pending.

Results of operations

Three months ended July 31, 2005 (“Q2-2006”) compared with the three months ended July 31, 2004 (“Q2-2005”)

General and administrative expenses

General and administrative expenses totaled $138,456 for Q2-2006 compared with $122,584 for Q2-2005, an increase of $15,872. The higher loss in the current quarter is primarily due to increases of $12,776 in legal and accounting, $15,266 in salaries and benefits and $15,796 in travel offset by a decrease of $24,391 in office and miscellaneous compared to Q2-2005. Accounting fees were higher due to costs associated with updating Form 20-F filing requirements with the SEC in Q2-2006. Office and miscellaneous costs decreased and salaries expense increased because of a switch from using a contractor to provide bookkeeping and administrative services to employees providing the service through the Oniva cost sharing agreement. Travel costs in Q2-2006 were higher because of international business trips that took place to promote the Company whereas there were none in Q2-2005.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Loss for the period

The loss for Q2- 2006 was $149,817 compared with a loss of $113,781 for Q2-2005. The loss increase of $36,036 in the current quarter is partially due to an increase of $13,202 in foreign exchange losses. Q2-2006 also experienced a decrease of $6,931 in interest revenue due to the reduction of cash held in guaranteed investment certificates from $2,000,000 in Q2-2005 to $750,000 in Q2-2006. The balance of the increase in loss for Q2-2006 is attributed to general and administrative expenses as noted above.

Six months ended July 31, 2005 (“YTD-2006”) compared with the six months ended July 31, 2004 (“YTD-2005”).

Head office-general and administrative expenses

General and administrative expenses totaled $329,443 for YTD-2006 compared with $229,233 for YTD-2005, an increase of $100,210. The increase in general and administrative expenses is partially due to a $36,400 stock based compensation expense that was recorded in YTD-2006 compared to nil in YTD-2005. The remainder of the overall increase in expenses is due to the same reasons as noted in the comparison of Q2-2006 to Q2-2005. There was significantly more travel in YTD-2006 to promote the company internationally resulting in higher travel costs of $34,498. The process of fulfilling SEC filing requirements in YTD-2006 resulted in legal and accounting costs being $36,520 higher. The decrease in office and miscellaneous costs and increase in salaries and benefits expenses resulted in net costs being $496 less in YTD-2006. The benefit to the Company was more than this amount would indicate. Overall staffing levels were actually higher in YTD-2006 to handle the increase in activities to administer and promote the company and fulfill regulatory filing requirements.

Loss for the period

Loss for YTD-2006 was $330,286 compared with a loss of $210,078 for YTD-2005, for an increase of $120,208. The primary reasons for the increase in the loss for YTD 2006 compared to YTD 2005 are the increased administrative expenses of approximately $100,210 as discussed above, additional foreign exchange losses of $6,120 and a decrease of 9,857 in interest income.

Summary of Quarterly Results

	2005	2005	2005	2004	2004	2004	2004	2003
Period ended	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3
	$	$	$	$	$	$	$	$
Loss	(149,817)	(180,467)	(472,890)	(195,850)	(113,781)	(96,297)	(119,187)	(298,913)
Loss per share	(0.03)	(0.04)	(0.10)	(0.04)	(0.02)	(0.02)	(0.03)	(0.09)
Total assets	10,501,557	10,591,164	10,749,628	10,730,245	10,970,422	11,094,375	10,967,000	9,973,553

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. As of January 1, 2004 the Company is required to record the fair value of stock options granted to employees and non-employees whereas prior to that time only non-employee stock options were applicable. The quarters that stock-based compensation significantly impacts are Q4-January 31, 2005 for $343,000 and Q1-April 30, 2005 for 36,400. A higher than usual quarter loss in Q3-October 31, 2003 is the result of mineral property and advances write offs and foreign exchange loss while the Q3-October 31, 2004 loss is high due to a $62,669 foreign exchange loss.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Liquidity and capital resources

At July 31, 2005, the Company had cash and cash equivalents of $912,255 and working capital of $863,870. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $206,753 during the period ended July 31, 2005 on mineral exploration, of which all was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the period ended July 31, 2005 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$92,006 (2004 - $46,490) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$45,000 (2004 - $45,000) management fees to a private company controlled by a director;

iii)	$15,000 (2004 - $15,000) in consulting fees to a private company owned by a director; and

iv)	$2,000 (2004 - $nil) in consulting fees to a private company owned by a director.

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2004: $11,299) with two companies with common management and common directors.

c)
Advances payable include $19,333 (2004 - $33,333) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $18,174 to the private company that provides administrative services as noted in item a)i) above.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

CORAL GOLD RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the quarter, $22,500 was paid to the President for his services as director and officer of the Company and $3,094 was paid to the Secretary for her services as an officer of the Company.

Changes in accounting policies

None.

Outstanding share data

At July 31, 2005 there were 4,653,405 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$2.50	September 5, 2005	142,600
$1.70	December 1, 2009	385,900
$1.70	April 12, 2010	42,500
		571,000

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$3.10	October 12, 2005	412,900
$3.60	November 17, 2005	204,425
$3.90	December 19, 2005	102,956
$4.80	February 16, 2006	104,380
$5.50	February 17, 2006	148,340
		973,001

Subsequent events

A reclamation bond required in regards to mineral properties held in the state of Nevada has been reduced to $277,989, a reduction of $227,435 after review by the Bureau of Land Management for Nevada.

The Company has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.